Act: 1934
Section: Schedule 13D
Rule:
Public Availability: 2/10/2005


05004389

February 10, 2005


RECD S.E.C.
FEB 1 4 2005
1086

PROCESSED
FEB 2 4 2005
THOMSON FINANCIAL

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Matria Healthcare, Inc.
Incoming letter dated February 8, 2005

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

The reporting history of the Company under the Exchange Act may be taken into account to determine whether Holdings is eligible to use Form S-3 or Form S-8 under the Securities Act, and to determine whether Holdings may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a. of Form S-4.

Without necessarily agreeing with your analysis, the Division will not object if Holdings, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Form S-3 and currently effective registration statements on Form S-8 relating to the Stock Plans. Instead, Holdings may adopt the Company's registration statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements.

The Company's Exchange Act reporting history may be taken into account when determining Holdings' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

Persons who received Holdings Common Stock in exchange for Company Common Stock may take into account the periods during which they held the Company Common Stock for the purpose of calculating their holding periods for Holdings Common Stock pursuant to Rule 144(d) under the Securities Act.

The Reorganization is a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Holdings is an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of Company Common Stock are not required to file additional or amended statements on Schedule 13D or 13G as a result of the Merger, provided that they note in their next subsequent filings on Schedule 13D or 13G that Holdings is the successor to the Company.

You have not requested that the Division confirm your views regarding the need for registration of the Merger under the Securities Act or qualification under the Trust

1007228

Indenture Act. Consequently, the Division is not expressing any view on those aspects of the Reorganization.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions.

Sincerely,



Joseph Babits
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 4-2

February 10, 2005

Mr. James L. Smith III
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, Georgia 30308-2216

Re: Matria Healthcare, Inc.

Dear Mr. Smith:

In regard to your letter of February 8, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Special Counsel

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. - SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

James L. Smith III
james.smith@troutmansanders.com

Direct Dial: 404-885-3111
Direct Fax: 404-962-6687

February 8, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Matria Healthcare, Inc. -- Delaware Holding Company Reorganization

Ladies and Gentlemen:

Please be advised that this letter amends and is substituted for our prior letters to you, dated November 9, 2004 and December 30, 2004, respectively, regarding the subject matter hereof.

We are acting as counsel for Matria Healthcare, Inc., a Delaware corporation (the "Company"), in connection with its reorganization of the corporate structure of the Company (the "Reorganization"). The Reorganization resulted in the adoption of a holding company organizational structure by the Company. To effect such Reorganization, the Company formed Matria Holding Company, Inc., a direct, wholly-owned Delaware subsidiary ("Holdings") and, in turn caused Holdings to form Matria MergerSub, Inc., Delaware corporation ("Merger Sub") and a direct, wholly-owned subsidiary of Holdings. The holding company organization structure was implemented pursuant to Section 251(g) of the General Corporation Law of the State of Delaware ("DGCL") by the merger (the "Merger") of MergerSub with and into the Company so that the Company became a direct, wholly-owned subsidiary of Holdings. For a full discussion of the Reorganization and Merger, see "The Reorganization" below.

On behalf of the Company, we respectfully request an interpretive opinion or no-action letter from the Division of Corporate Finance (the "Division") with respect to certain issues raised by the Merger under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder.

Background Information Regarding the Company

The Company was incorporated on October 4, 1995 and is headquartered in Marietta, Georgia. The Company provides comprehensive, integrated disease management services and related products that offer cost-saving solutions for many of the most costly medical conditions. The Company seeks to improve patient outcomes and lower healthcare costs through a broad range of disease management programs and direct clinical services. The Company operates through two business segments: Health Enhancement and Women's and Children's Health.

The authorized capital stock of the Company is registered under the Exchange Act and consists of: (a) 25,000,000 shares of common stock, par value $.01 per share (the "Company Common Stock"), 10,563,421 of which are issued and outstanding as of December 29, 2004 and 50,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), none of which shares are issued or outstanding. The Board of Directors of the Company is authorized to issue shares of Preferred Sock, in one or more series or classes, and to fix for each series voting powers and those preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions as are permitted by the DGCL. The Company Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All shares of Company Common Stock have one vote on any matter submitted to the vote of stockholders and do not have cumulative voting rights. Holders of Company Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of holders of Preferred Stock, if any). All outstanding shares of Company Common Stock are fully paid and nonassessable. Prior to the Reorganization, the Company was a party to a stockholders rights agreement. The rights agreement contained provisions that were designed to protect stockholders in the event of unsolicited attempts to acquire the Company. Upon the occurrence of certain events specified in the rights agreement, each stockholder would have become entitled to receive, upon payment of the purchase price set forth in the rights agreement, one-one hundredth of a share of Company Common Stock. The rights were registered under the Exchange Act and were traded together with the Company Common Stock on the Nasdaq National Market. References to the Company Common Stock herein refer to these attached rights as the context requires. At the time the Reorganization was consummated, the Company was a reporting company under the Exchange Act and was current in all of its reporting obligations thereunder. As of the date of this letter, the Company is current in its reporting obligations under the Exchange Act.

The Reorganization

On December 31, 2004, the Company reorganized its operations into a holding company structure whereby the Company, as the surviving company of the Merger, became a direct wholly-owned subsidiary of Holdings. To effect the Reorganization, on December 28, 2004, the

Company caused Holdings to be incorporated as a direct, wholly-owned subsidiary of the Company and Merger Sub to be incorporated as a direct, wholly-owned subsidiary of Holdings. Prior to the Reorganization, each of Holdings and Merger Sub had a nominal amount of stock outstanding and had no business or properties of its own. Under the terms of the Reorganization, MergerSub was merged with and into the Company pursuant to Section 251(g) of the DGCL. Upon consummation of the Merger, (i) each issued and outstanding share of Company Common Stock was converted into and exchanged for a share of common stock of Holdings (on a share-for-share basis) having the same designations, rights, powers and preferences, and qualifications, limitations and restrictions, as the shares of the Company being converted, and (ii) each right issued and outstanding immediately prior to the Merger was terminated and, concurrent with the Merger, the holders thereof received equivalent purchase rights under a new, substantially similar rights agreement adopted by Holdings and (iii) the Company's outstanding warrant was converted into a warrant to purchase like shares of the Common Stock of Holdings. In addition, all of the issued and outstanding shares of MergerSub were converted and exchanged for an equal number of shares of the Company, and MergerSub's corporate existence ceased.

The Reorganization was effected by action of the Board of Directors of the Company without a vote of its stockholders pursuant to Section 251(g) of the DGCL. Section 251(g) of the DGCL was enacted in order to permit a Delaware corporation to reorganize by merging with or into a direct or indirect wholly owned subsidiary of a holding company without stockholder approval. Under a Section 251(g) reorganization, appraisal rights are not available to any of the stockholders of the Company. However, Section 251(g) contains provisions intended to ensure the rights of the stockholders of the corporation are not changed by or as a result of such reorganization. Specifically, Section 251(g) provides that "the certificate of incorporation of the surviving corporation shall be amended in the merger to contain a provision requiring that any act or transaction by or involving the surviving corporation that requires for its adoption under the DGCL or its certificate of incorporation the approval of the stockholders of the surviving corporation shall, by specific reference to Section 251(g), require, in addition, the approval of the stockholders of the holding company (or any successor by merger), by the same vote that is required by the DGCL and/or the certificate of incorporation...." Pursuant to the merger agreement, the certificate of incorporation of the Company was amended, without a vote of the Company's stockholders, to contain the required provision.

The Reorganization conformed in all respects with the required provisions of Section 251(g) of the DGCL in that Holdings has the same certificate of incorporation (other than the corporate name and other technical matters), bylaws, officers and directors that the Company had immediately prior to the Reorganization. The Reorganization did not result in the recognition of income or gain for federal income tax purposes by the stockholders of the Company. Holdings also assumed all of the Company's obligations under its registered stock plans. The following is a complete list of the outstanding stock plans of the Company, all of which were assumed by

Holdings: 2004 Stock Incentive Plan (Registration No. 333-117875), 2002 Stock Incentive Plan (Registration No. 333-100977), 2002 Stock Purchase Plan (Registration No. 333-100977), 2001 Stock Incentive Plan (Registration No. 333-72516), 2000 Directors' Non-qualified Stock Option Plan (Registration No. 333-72512), 2000 Stock Incentive Plan (Registration No. 333-42856), 1997 Stock Incentive Plan (Registration No. 333-69347), 1996 Stock Incentive Plan (Registration No. 333-02283), 1996 Employee Stock Purchase Plan (Registration No. 333-01539) and the Marketring.com, Inc. 1999 Stock Option and Stock Appreciation Rights Plan (Registration No. 333-90822) (collectively, the "Registered Stock Plans"). Finally, each outstanding option to purchase Company Common Stock granted pursuant to the Registered Stock Plans was converted into an option to purchase the same number of shares of common stock of Holdings, with the same terms and conditions as the corresponding Company option.

Prior to the Reorganization, the Company had outstanding $86,250,000 in principal amount of publicly held 4.875% Convertible Senior Subordinated Notes (the "Convertible Notes") . The Convertible Notes are convertible, upon certain conditions, at the option of holder into shares of Company Common Stock. The Convertible Notes and the Company Common Stock issuable upon conversion or redemption of the Convertible Notes are registered for resale on a resale registration statement on Form S-3 (Registration No. 333-116200) (the "Resale Registration Statement"). In connection with the Reorganization, on December 31, 2004, Holdings, the Company, the trustee and the subsidiary guarantors executed a supplemental indenture to the indenture governing the Convertible Notes pursuant to which Holdings fully and unconditionally assumed the obligation for the due and punctual payment of the principal of and interest on the Convertible Notes and the Company's sole obligation with respect to the Convertible Notes became that of a guarantor. Upon execution of the supplemental indenture, Holdings became the primary obligor with respect to payment of the obligations on the Convertible Notes and holders of the Convertible Notes will look to Holdings with respect to the obligations represented thereby. The supplemental indenture relating to the Convertible Notes provides that the Convertible Notes will be convertible into shares of Holdings common stock at a rate of one share of Holdings common stock for each share of Company Common Stock into which they were convertible immediately prior to the consummation of the Merger.

Prior to the date of the Reorganization, the Company had outstanding approximately $2,000,000 in principal amount of 11% Senior Notes (the "11% Notes"), which were issued in 2001. On December 31, 2004, in connection with the Reorganization, Holdings, the Company, the trustee and the subsidiary guarantors executed a Supplemental Indenture to the Indenture governing the 11% Notes, pursuant to which Holdings fully and unconditionally assumed all of the obligations of the Company under the 11% Notes and the Company's sole obligation with respect to the 11% Notes became that of a Guarantor.

On October 3, 2003, the Company filed a universal shelf registration statement on

Form S-3 (Registration No.333-109488) (the "Shelf Registration Statement") relating to $150,000,000 of common stock, preferred stock, debt securities, depositary shares, warrants and units. The Shelf Registration Statement became effective on October 28, 2003. The Company may publicly offer these securities from time to time at prices and on terms to be determined at the time of the relevant offerings.

The common stock of Holdings to be issued in exchange for the previously registered Company Common Stock, issuable upon conversion of the Convertible Notes, is listed on the Nasdaq National Market. In addition, in accordance with the requirements of Form 8-K, Holdings filed a Current Report on Form 8-K describing the Reorganization on January 6, 2005. Additionally, on January 5, 2005, Holdings issued a press release announcing the Reorganization.

Rule 145(a) and Section 2(3)

Rule 145(a) under the Securities Act ("Rule 145(a)") provides that a "sale" is deemed to be involved, within the meaning of Section 2(3) of the Securities Act ("Section 2(3)"), when the security holders of a corporation are asked to vote on or to consent to a plan or agreement for a statutory merger. Rule 145(a) is designed to make available the protection provided by registration under the Securities Act to persons who are offered securities in certain business combinations and provides, in pertinent part, that it will be applicable "so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation . . . there is submitted for the vote or consent of such security holders a plan or agreement [for] . . . a statutory merger or consolidation."

Under the relevant provisions of Section 251(g) of the DGCL, a merger pursuant to Section 251(g) may be consummated without soliciting or obtaining the vote or consent of a company's stockholders. Accordingly, the Company did not solicit or obtain the vote or consent of its stockholders prior to consummating the Reorganization. In light of the foregoing, it is our opinion that the Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145.

Section 2(3) defines the term "sale" to "include every contract of sale or disposition of a security or interest in or security, for value." In interpreting Section 2(3), we are particularly mindful of the following language in SEC Release No. 33-5316 (October 6, 1972) concerning the applicability of Section 2(3) to certain short-form mergers:

> "In certain instances, state law allows a merger of a parent and its 85 to 90 percent owned subsidiary to be consummated without a shareholder approval. Because Rule 145(a) is couched in terms of offers arising in connection with a submission for the vote or consent of security holders, short-form mergers not requiring such vote or consent of security holders such vote or consent are not within the scope of the Rule. However, if a security is to be issued in such short-form mergers, the Commission is of the opinion that the transaction involves an 'offer,' 'offer to sell,' 'offer for sale' or 'sale' within the meaning of Section 2(3) of the Act and, accordingly, such transactions are subject to the registration provisions of the Act unless an exemption is available."

It appears that the Commission's opinion that an "offer" or "sale" within the meaning of Section 2(3) is present in a short form merger was directed at a situation in which the stockholders of a subsidiary corporation to be merged into its parent would receive securities of its parent corporation in exchange for the subsidiary's shares. However, the shares issued by the parent corporation pursuant to such merger would be in addition to those shares of the parent corporation which were already outstanding; thus, the stockholders of the subsidiary would be compelled to exchange their share holdings in the subsidiary for a disproportionate ownership interest in the surviving parent. Such a transaction may have a substantial economic effect on the stockholders of the subsidiary (especially on the minority stockholders of such subsidiary) and is not analogous to the share-for-share exchange under the Reorganization (which resulted in (i) each of the Company's stockholders holding the same percentage interest in Holdings as such stockholder held in the Company immediately prior to the Reorganization and (ii) each Company stockholder being in the same economic position after the Reorganization as before the Reorganization).

The situation considered by the Commission in the Release also appears to have involved an investment decision on the part of the minority stockholders (*i.e.*, whether to accept conversion of their shares into securities of the parent corporation, or in lieu thereof, to exercise appraisal rights). The Merger is distinguishable from this type of short-form merger because the stockholders of the Company did not vote with respect to the Reorganization, nor did they have any appraisal rights with respect thereto. Consequently, no investment decision was made by the stockholders of the Company.

Our opinion that registration under the Securities Act was not required in connection with the Reorganization is consistent with previous determinations of the Commission in *Northwest Airlines Corporation,* supra, *AOL Time Warner Inc.*, supra, *World Access, Inc.*, supra, *Rouge Steel, Inc.*, supra, *Halliburton Company,* supra, *America West Airlines, Inc.*, supra, *Proler International Corp.*, supra, *INDRESCO, Inc.*, supra, and *Toys "R" Us, Inc.*, supra. Each of those transactions, which involved a reorganization pursuant to § 251(g) of the DGCL and the issuance of shares without registration are comparable to the Reorganization. In granting no-action relief in each case, the Division noted the following fourteen factors: (a) stockholder approval of the Reorganization is not required under Section 251(g) of the DGCL; (b) stockholder approval of the Reorganization is not being sought; (c) under Section 262(b) of the DGCL, Company stockholders will not be entitled to dissenters' appraisal rights; (d) Company stockholders will receive securities of the same class evidencing the same proportional interests in Holdings as those they held in the Company; (e) the business conducted by the Company will not change as a result of the Reorganization; (f) the board of directors and officers of Holdings will be identical to the board of directors and officers of the Company as they were immediately prior to the consummation of the Reorganization; (g) the rights and interests of the holders of Holdings' capital stock will be substantially the same as those they had as holders of the Company Common Stock; (h) Holdings will be formed for the sole purpose of effecting the Reorganization and, prior to the consummation of the Reorganization, will have no significant assets or liabilities; (i) immediately following consummation of the Reorganization, Holdings will have substantially the same assets and liabilities on a consolidated basis as the Company had prior to consummation of the Reorganization; (j) the capital stock of Holdings will be issued solely as part of a reorganization of the Company into a holding company structure; (k) the Company Common Stock is registered under Section 12 of the Exchange Act; (l) the Company is current in its reporting requirements under Section 13 of the Exchange Act; (m) on the effective date of the Reorganization, the Company will file a Form 8-K describing the restructuring, and (n) as soon as practicable after the Reorganization becomes effective, the Company will provide its stockholders with a description of the restructuring.

As previously discussed, the Reorganization possessed all of the attributes listed in clauses (a) through (l), the Company filed a Form 8-K describing the Reorganization within four business days of entering into the merger agreement and promptly after consummation of the Merger, the Company issued a press release describing the Reorganization in accordance with the requirements of clause (n).

Supplemental Indentures and Company Guaranties: Securities Act and Trust Indenture Act

In connection with the transactions contemplated by the Reorganization, Holdings and the Company entered into supplemental indentures with the Company and the trustee that provide for (i) the assumption by Holdings of all of the Company's liabilities and obligations under the indenture governing the 11% Notes (the "11% Notes Indenture") and the indenture governing the Convertible Notes (the "Convertible Notes Indenture"), including the payment of the principal of and interest on all of the 11% Notes and the Convertible Notes and (ii) the Company's guarantee of the obligations under the 11% Notes Indenture and the Convertible Notes Indenture.

In our opinion, upon the execution of the supplemental indentures, Holdings became the primary obligor with respect to the payment obligations on the 11% Notes and the Convertible Notes, and the holders of such securities may look to Holdings with respect to the obligations represented thereby. Following the Merger, the Company, as a significant subsidiary of Holdings, became a guarantor of the 11% Notes and the Convertible Notes, and the Company's sole obligation under the Indentures became that of a guarantor.

For the purposes of evidencing Holding's succession to the Company, and assumption by Holdings of the Company's obligations under the indentures, both the 11% Notes Indenture and the Convertible Notes Indenture authorized the trustees to enter into supplemental indentures with the Company, Holdings and the guarantors without the vote or consent of the holders of the 11% Notes and the Convertible Notes.

Section 2(3) of the Securities Act states that the "sale" of a security must involve some disposition "for value." As the term "security" is defined under Section 2(1) of the Securities Act, the guaranties of the Company relating to the 11% Notes and the Convertible Notes are securities issued by the Company. Under the terms of the 11% Notes Indenture and the Convertible Notes Indenture, holders of the Convertible Notes and the 11% Notes did not have a right to vote upon or contest the Merger, the assumption of the obligations under such debt instruments by Holdings, the issuance of the Company's guarantee or the execution of either supplemental indenture in connection with the Merger. As a result, such holders did not make a "new" investment decision with respect to a new security. Moreover, holders of these debt securities did not pay any consideration or give up any rights or anything else of value in connection with Holding's assumption of the Company's obligations under the indentures or the Company's guaranties of the obligations under the indentures. Accordingly, in our opinion, there is no "sale" within the meaning of Section 2(3) of the Securities Act and, therefore, no requirement to register the offering, sale or delivery of such assumption or the Company's guarantee. See *El Paso Natural Gas Company,* supra and the no-action letters cited therein.

For the same reasons, it is our opinion that neither the Company's guarantee nor Holding's assumption constituted a "sale" within the meaning of Section 303(2) of the Trust Indenture Act, which adopts the definition of "sale" contained in Section 2(3) of the Securities Act. Accordingly, it is our opinion that qualification of the supplemental indentures is not required under the Trust Indenture Act.

Since the purposes for which the supplemental indentures were executed are specifically contemplated and authorized by the original indentures, it is our opinion that the effect of the Reorganization upon the 11% Notes and the Convertible Notes and the execution of the supplemental indentures did not involve an "offer," "offer to sell," "offer for sale" or "sale" as those terms are defined in Section 2(3) of the Securities Act and as those definitions are incorporated by reference into Section 303(2) of the Trust Indenture Act and that, therefore, registration of the Company guaranties, the Convertible Notes and the 11% Notes is not required under the Securities Act nor is qualification of the supplemental indentures required under the Trust Indenture Act. The Division has reached the same conclusion in comparable fact situations for which no-action letters were issued. See *El Paso Natural Gas Company*, supra; *Pan American World Airways, Inc.*, (available May 28, 1984); *Hartmarx Corporation* (available July 21, 1983); *U.S. Air, Inc.* (Available July 1, 1982); *The Limited Stores, Inc.* (available May 12, 1982); and *Anheuser Busch, Incorporated* (available April 16, 1979).

Request

On behalf of the Company, we respectfully request an interpretive opinion or a no-action letter from the Division concurring in each of the following opinions, each of which are discussed more fully under the heading "Discussion" below:

1. The Company's reporting history prior to the Reorganization may be considered to determine whether Holdings, as the successor registrant, meets the requirements for the use of various forms of registration statements under the Securities Act, including Forms S-3 and S-8, and whether Holdings "meets the requirements for use of Form S-3" within the meaning of General Instruction B.1.a of Form S-4 under the Securities Act.

2. For purposes of Rule 414 under the Securities Act, the Company's effective registration statements on Forms S-8, the Resale Registration Statement and the Shelf Registration Statement, respectively, may be deemed to be the registration statements of Holdings as "successor issuer" for the purpose of continuing the offerings thereunder and, in that regard, Holdings may continue such offerings by filing post-effective amendments to such registration statements under Rule 414 in lieu of filing new registration statements.

3. For purposes of Securities Act Rule 144, Holdings may include the prior reporting history of the Company in determining whether Holdings has complied with the current public information requirements of Rule 144(c)(1) and the holders of Holding common stock that constitutes "restricted securities" under Rule 144 may include the period they held the Company's Common Stock in determining whether they meet the holding period requirements of Rule 144 as calculated in accordance with Rule 144(d).

4. As a result of the Reorganization, Holdings will be considered a successor issuer of the Company and the Holding Common Stock will be deemed registered under the Exchange Act by operation of Rule12g-3.

5. As a result of the Reorganization, Holdings will be considered an accelerated filer for purposes of Rule 12b-2 of the Exchange Act.

6. Persons who have filed statements on Schedules 13D or 13G, as the case may be, reporting ownership interests in the capital stock of the Company will not be required to file any additional or amended statements or forms as a result of the Reorganization, but may note in their subsequent filings that Holdings is the successor issuer to the Company.

The positions as set forth above are based on, and consistent with, previous determinations of the Commission in respect of similar holding company reorganizations under Section 251(g) of the DGCL. *See, e.g., Kerr-McGee Corporation*, available July 31, 2001, *Northwest Airlines Corporation*, available December 16, 1998, *World Access, Inc., NACT Telecommunications, Inc.,* available October 28, 1998, *Rouge Steel, Inc.,* available April 22, 1997, *Halliburton Company,* available December 11, 1996, *America West Airlines, Inc.,* available April 25, 1996, *Proler International Corp.,* available February 6, 1996, *INDRESCO, INC.,* available October 31, 1995 and *Toys "R" Us, Inc.* available December 1, 1995. Moreover, such positions are based on, and consistent with, additional previous determinations of the Commission in respect of other similar holding company reorganizations effected without stockholder approval. *See, e.g., Bon-Ton Stores, Inc.*, available July 14, 1995, and *Hand Washington Mutual Savings Bank*, available August 22, 1994. Finally, certain of the above positions are based on, and are consistent with, previous determinations of the Commission in respect of other holding company reorganizations and mergers effected with stockholder approval. *See, e.g., AOL Time Warner Inc., America Online, Inc., Time Warner Inc.,* available November 15, 2000 and *NSTAR,* available July 29, 1999.

Discussion

Forms S-3, S-4 and S-8

General instructions I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1,2,3 and 5 to Form S-3 if (a)(i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of forming a holding company and (iii) the assets and liabilities of the successor at the time of succession were the same as those of the predecessor or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Consistent with General Instruction I.A.7 to Form S-3, the succession of Holdings to the businesses, assets and liabilities of the Company was primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of Holdings immediately after the effective time of the Merger as a consequence of the Merger were the same as the consolidated assets and liabilities of the Company immediately prior thereto. Immediately following the Reorganization, the management of Holdings was the same as the management of the Company immediately prior to the Reorganization. The Company met the conditions for use of Form S-3 and S-4 immediately prior to the consummation of the Reorganization. It is our opinion that, as a result of the Reorganization, Holdings should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether Holdings "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the Securities Act and "satisfies the registrant requirements for use of S-3" as such phrase is used in the General Instructions to Form S-8. Such a determination would be consistent with *Time Warner Inc.*, supra, *Northwest Airlines Corporation*, supra, *World Access, Inc.*, supra, *Rouge Steel, Inc.*, supra, *Halliburton Company*, supra, *America West Airlines, Inc.*, supra, *INDRESCO. Inc.*, supra, and *Toys "R" Us, Inc.*, supra.

Holdings will file post-effective amendments to each of the Shelf Registration Statement, the Resale Registration Statement and its Registered Stock Plans. In order for the Registered Stock Plans to be operational and the Shelf Registration Statement to be available to Holdings upon consummation of the Reorganization, subject to a favorable response to this letter, Holdings intends that such amendments be filed and become effective promptly following the filing of such amendment or as soon thereafter as is practicable and prior to the filing by Holdings of its first annual report on Form 10-K. Prior to the effective time of the Merger, Holdings limited the opportunity to participate in the Company's Registered Stock Plans to existing employees or consultants of the Company and did not issue or sell any securities pursuant to the Registered Stock Plans or pursuant to the Shelf Registration Statement under such post-effective amendments prior to the effective time of the Merger.

Upon consummation of the Reorganization, Holdings represented the same financial position and total enterprise value as the Company prior to the Reorganization. Additionally, on a consolidated basis, Holdings holds the same assets and conducts the same business and operations as the Company held and conducted prior to the consummation of the Reorganization. The executive management of Holdings immediately following the Reorganization was identical to the executive management of the Company immediately before the Reorganization. In the absence of any economic and substantive consequence, it is our opinion that Holdings should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether the requirements as to the use of Forms S-3, S-4 and S-8 have been met by Holdings. Such a determination would be consistent with *Northwest Airlines Corporation,* supra, *AOL Time Warner Inc.,* supra, *World Access, Inc.,* supra, *Rouge Steel, Inc.,* supra, *Halliburton Company,* supra, *America West Airlines, Inc.*, supra, *Proler International Corp.,* supra, *INDRESCO, Inc.,* supra, and *Toys "R" Us, Inc.,* supra.

Based upon the foregoing, we respectfully request that you concur in our opinion that the status and activities of the Company prior to the Reorganization may be included in determining whether the requirements for use of the various forms of registration statements under the Securities Act are satisfied by Holdings as a successor registrant.

Rule 414

Rule 414 under the Securities Act ("Rule 414"), provides that if an issuer has been succeeded by another issuer for the purposes of changing its form of organization, the registration statement of the predecessor issuer will be deemed the registration statement of the successor issuer for purpose of continuing the offering, provided that the conditions enumerated in Rule 414 are satisfied. It is our opinion that each of the Company's Registered Stock Plans on Form S-8 relating to the sale of shares of Company Common Stock underlying awards under the Registered Stock Plans, the Company's Shelf Registration Statement on Form S-3 relating to various types of securities the Company may issue and the Company's Resale Registration Statement on Form S-3 relating to the Company's Convertible Notes and the Company's Common Stock issuable upon conversion or redemption of the Convertible Notes, should be deemed to be the registration statements of Holdings as the "successor issuer for the purpose of continuing the offering," since the Reorganization had the effect of changing the Company's "form of organization."

Paragraph (a) of Rule 414 requires that immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. As explained above, immediately prior to the succession, Holdings had a nominal amount of stock outstanding and no business or properties of its own.

Paragraph (b) of Rule 414 requires that the succession be effected by a statutory merger or similar succession in which the successor acquires all assets and assumes all of the liabilities of the predecessor issuer. In the Reorganization, Holdings did not directly acquire any of the assets or assume any of the liabilities and obligations of the Company other than the Registered Stock Plans, the 11% Notes, the Convertible Notes, and the Resale Registration Statement. The assets and liabilities (other than the Registered Stock Plans, the 11% Notes, the Convertible Notes and the Resale Registration Statements) remained with the Company after the Reorganization. Nevertheless, in keeping with the spirit of Rule 414, Holdings indirectly has the benefit of such assets and effectively is subject to such liabilities and obligations by reason of its ownership of all of the capital stock of the Company. As previously discussed, the assets, liabilities and stockholders' equity of Holdings, on a consolidated basis, are the same as those of the Company immediately prior to the Reorganization. More importantly, as contemplated by Rule 414(d), Holdings will file amendments to the above referenced registration statements adopting such statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statements from being misleading.

Paragraph (c) of Rule 414 requires that the succession be approved by securityholders of the predecessor issuer. Though paragraph (c) anticipates stockholder approval of the Reorganization, under Delaware law, stockholder approval is not required, and therefore stockholder approval was not sought by the Company.

The Division has taken a no-action position in several reorganizations which did not meet all of the requirements of Rule 414(b) and (c). *See e.g., Bon-Ton, INDRESCO. Inc.*, supra, and *Toys "R" Us*, supra. Accordingly, we respectfully request that you concur with our opinion that, under Rule 414, the Company's currently effective Resale Registration Statement, Shelf Registration Statement and registration statements relating to the Registered Stock Plans, as amended by Holdings, may be deemed to be the registration statements of Holdings. We also respectfully request that you concur with our opinion that Holdings may file post-effective amendments to its Resale Registration Statement, Shelf Registrant Statement and Registered Stock Plans to adopt such registration statements as its own.

Rule 144(c)(1) and (d)

Rule 144 under the Securities Act ("Rule 144") imposes certain conditions on the sale of "restricted' securities and the sale of securities by or for the account of "affiliates" of an issuer. Rule 144(c) requires that the issuer have securities registered pursuant to Section 12 for a period of at least 90 days immediately preceding the sale of such securities, or have securities registered pursuant to the Securities Act and have been subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of such securities.

As Holdings, on a consolidated basis, holds the same assets and conducts the same business and operations as the Company held and conducted prior to the consummation of the Reorganization, and as the Company has been subject to, and has complied with, the reporting requirements of Sections 13 or 15(d) of the Exchange Act for more than one year, it is our opinion that, for purposes of Rule 144, the prior reporting activities of the Company should be included for purposes of determining whether Holdings has complied with the public information requirements of Rule 144(c)(1).

Accordingly, we respectfully request that you concur in our opinion that the prior reporting history of the company may be taken into account in determining whether the Company has complied with the public information requirements of Rule 144.

Rule 144(d) requires that a period of one year elapse between the later of the date of the acquisition of unregistered securities and any resale of such securities in reliance on Rule 144. Additionally, Rule 144(k) requires that a period of two years (calculated in accordance with Rule 144(d)) elapse between the later of the date of the acquisition of unregistered securities and any resale of such securities in reliance on Rule 144(k). As Holdings' common stock was issued solely in exchange for Company Common Stock, the stockholders received securities of the same class and in the same proportions as exchanged. Additionally, Holdings did not have any significant assets other than the Company Common Stock and has substantially the same assets and liabilities as the Company had prior to the Reorganization and the rights and interests of the Holdings stockholders are substantially the same as the rights and interests of the Company's Common stockholders. We note that in the *El Paso Natural Gas Company* (available May 21, 1998), the Division granted a request for no-action based on a similar premise.

Accordingly, we respectfully request that you concur in our opinion that the holders of Holdings common stock should be permitted to tack the periods during which they held the Company Common Stock for purposes of satisfying the holding period requirements calculated under subsection (d) of Rule 144.

Rule 12g-3(c)

Rule 12g-3(c) under the Exchange Act provides that where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act, such as the Holdings common stock, are issued to the holders of any class of securities of two or more other issuers that are each registered pursuant to Section 12 of the Exchange Act, such as the Company common stock (registered under Section 12(g) of the Exchange Act), the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act. Rule 12g-3(f) goes on to provide that the issuer of the securities deemed registered pursuant to Rule 12g-3 shall indicate on the Form 8-K filed in connection with the succession the paragraph of Section 12 of the Exchange Act under which such class of securities is deemed registered.

We are of the opinion that the Reorganization constitutes a "succession" for the purposes of Rule 12g-3(c) under the Exchange Act and, therefore, that upon the issuance to the holders of the Company common stock in exchange therefor, the Holdings common stock was deemed registered under Section 12(g) of the Exchange Act. Although the definition of "succession" in Rule 12b-2 under the Exchange Act specifically contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and does not explicitly contemplate a holding company reorganization, we have presumed that the merger process used to effect the Merger will not prevent Holdings from being deemed to have made a "direct acquisition" of the businesses of the Company and thus to be a successor to the Company. No-action positions taken by the Staff in the past suggest that the structure of the Transaction should constitute a "succession" for purposes of Rule 12g-3(c) under the Exchange Act. *See, e.g. AOL Time Warner Inc.*, supra, *NSTAR*, supra, *Northwest Airlines Corporation*, supra, *World Access, Inc.*, supra, *Rouge Steel, Inc.*, supra, *Halliburton Company*, supra, *America West Airlines, Inc.*, supra, *Proler International Corp.*, supra, *INDRESCO, Inc.*, supra, and *Toys "R" Us, Inc.*, supra.

In addition, in Release No. 34-38850, in which the Commission eliminated Form 8-B under the Exchange Act and amended Rule 12g-3, the Commission noted:

> Rule 12g-3 is now being amended to include other transactions, such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Currently, in this type of succession, both existing issuers must deregister their securities under the Exchange Act, and the successor must file a form 8-B. As a result of the amendments adopted today, the securities of the successor issuer will be deemed automatically registered under Section 12 of the Exchange Act. Securities Exchange Act Release No. 38850 [1997 Transfer Binder] Fed. Sec. L. Rep. (CCH) P 85,953 (July 18, 1997).

On January 6, 2005, Holdings included in a Form 8-K, filed in connection with the Reorganization, a statement that the Holdings common stock being issued in connection therewith is registered under Section 12(g) of the Exchange Act.

Accordingly, we respectfully request that you concur in our opinion that, upon issuance of the Holdings common stock in exchange for the Company Common Stock, the Holdings common stock was deemed to be registered under Section 12(g) of the Exchange Act.

Accelerated Filer

In accordance with Section 12 of the Exchange Act and Securities Exchange Act Release No. 38850, Holdings is the successor issuer of the Company. The Company is an accelerated filer as defined by Rule 12b-2 of the Exchange Act. In our opinion, because Holdings is the successor issuer to the Company, Holdings will be deemed an accelerated filer. We respectfully request that you concur in our opinion that Holdings, as successor to the Company, will be deemed an accelerated filer for purposes of Rule 12b-2 of the Exchange Act.

Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person that acquires more than five percent of an equity security registered pursuant to Section 12 file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. Following the Reorganization, Holdings represents the same company on a consolidated basis as did the Company prior to the Reorganization. Consequently, persons who have filed a Schedule 13D or 13G to report the acquisition of securities of the Company should not be required to file a new or amended Schedule 13D or 13G, provided they state in their next amendment to Schedule 13D or 13G that Holdings is deemed the successor issuer to the Company for purposes of filings under Section 13(d). *See*, e.g:, *Toys "R" Us, Inc.*

Accordingly, we respectfully request that you concur in our opinion that persons who have filed a Schedule 13D or 13G in connection with the acquisition of securities of the Company should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to their Schedule 13D or 13G that Holdings is deemed the successor issuer to the Company.

***

We respectfully request your response as soon as possible. If for any reason you do not concur with our opinion, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. We have submitted seven copies of this letter in addition to this original in accordance with SEC Release No. 33-6269.

If you have any questions or require any additional information in connection with this request, please contact the undersigned at (404) 885-3111 or Roberta L. McCaw at (770)767-8332.

Very truly yours,



James L. Smith, III

JLS/gm